082-03322

RECEIVED

2009 APR 22 P 2:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 10, 2008

BY AIR MAIL

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

[redacted]

09045937

Dear Sir,

Re: Credit Rating

This is to inform you that CRISIL has assigned following ratings to the Company for its various programmes:

Rs.20 Billion Non convertible Debentures	AAA/ Stable
Rs.40 Billion Long Term Bank Loan Facility	AAA/ Stable
Rs. 6 Billion Short Term Debt Programmes	P1+

The Company already has rating from CARE for the above instruments who has assigned "CARE AAA" for Non convertible Debentures and Long Term Bank Loan Facility and "PR1+" for Short Term Debt Programmes. The Company now enjoys dual rating for its aforesaid instruments.

Thanking You,

Yours faithfully,

Ashok Malu
Company Secretary

dlu 4/23

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel.: 91-22-6652 5000 / 2499 5000 • Fax: 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)